# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kartoon Studios Inc, CIK 0001355848
CUSIP: 37229T509
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 190 N Canon, 4th Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001983408-26-000014
Filed by CIK 0001983408

## Reporting persons
- Clear Street Derivatives LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 3,550,631; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,550,631 (5.71% of the class)

## Item 1. Issuer
Name of issuer: Kartoon Studios Inc
Address of issuer's principal executive offices: 301 North Canon Drive Beverly Hills CA, 90210

## Item 2. Person Filing
Name of person filing: Clear Street Derivatives LLC
Address of principal business office or, if none, residence: 4 WORLD TRADE CENTER, 150 Greenwich St Floor 45 New York, NY 10007
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3550631
Percent of class: 5.71
Sole power to vote or to direct the vote: 3550631
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3550631
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Clear Street Derivatives LLC: John DiBacco, Head of Markets Trading (06/30/2026)